U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-22185
                                  CUSIP NUMBER
                                   302205 10 9


(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For Period Ended:

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                            Not Applicable
Part I--Registrant Information

Full Name of Registrant
                                            ExproFuels, Inc.

Former Name if Applicable
                                            Not Applicable

Address of Principal Executive Office (Street/ Number) City, State and Zip Code

               500 North Loop 1604 East, Suite 250, San Antonio, Texas 78232

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

               Data necessary to close the Company books not yet available. Effects of relocation of key operating personnel and related records and files during and subsequent to the current reporting periods have caused delays in receiving necessary accounting data.

Part IV--Other Information

(1) Name and telephone no. of person to contact in regard to this notification

                           Roberto R. Thomae (210) 496-5300

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    |X| Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    |X| Yes   |_| No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Company operating revenues for the nine month period ended May 31, 1998 are $1,040,000. The cost of goods sold have not been finally determined, but should be approximately $914,000. The net loss from operations for the nine month period ended May 31, 1998 will be approximately $627,000. The Company generated operating revenues of approximately $790,000 and net losses of $708,000 during the nine month period ended May 31, 1997. ExproFuels, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ExproFuels, Inc.

July 15, 1998             By:/s/ Roberto R. Thomae,  Chief Financial Officer
Date                                         Name and Title